June 26, 2025

Cynthia Lo Bessette
President
Fidelity Wise Origin Bitcoin Fund
245 Summer Street V13E
Boston, MA 02210

       Re: Fidelity Wise Origin Bitcoin Fund
           Registration Statement on Form S-3
           Response dated June 18, 2025
           File No. 333-287548
Dear Cynthia Lo Bessette:

     We have reviewed your June 18, 2025 response letter and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2025 letter.

Registration Statement on Form S-3
General

1. We note your response to prior comment 1. Please revise your registration statement to disclose the identities of your current Authorized Participants and Bitcoin Trading
       Counterparties.
 June 26, 2025
Page 2

        Please contact Sonia Bednarowski at 202-551-3666 or Lulu Cheng at 202-551-3811
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Morrison C. Warren